11016034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2011 WASH, D.C. 200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~66533~~ 8-66553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Homewood (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Boudreaux 225-231-5011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd. Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNBB Capital Markets, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Vice President, FINOPS

Title

Notary Public [illegible] ID #[illegible] My Commission expires with life

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 463,364	$ 535,542
Restricted cash	16,682	16,673
Commissions receivables	73,565	62,387
Prepaid expenses	18,678	24,607
Furniture and equipment, net	5,525	6,929
Total Assets	$ 577,814	$ 646,138

LIABILITIES AND MEMBER'S EQUITY

	2010	2009
LIABILITIES		
Due to affiliates	$ 4,229	$ 10,373
Commissions payable	41,607	84,938
Accrued employee benefits	17,068	39,694
Total Liabilities (Note 4)	62,904	135,005
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated deficit	(175,090)	(178,867)
Total Member's Equity	514,910	511,133
Total Liabilities and Member's Equity	$ 577,814	$ 646,138

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues:		
Commissions and fees	$ 666,155	$ 618,459
Interest income	11,553	15,213
Total revenues	677,708	633,672
Expenses:		
Salaries and employee benefits	228,316	228,280
Commissions	270,936	219,760
Other general and administrative expenses	98,338	76,678
Licenses and fees	35,104	5,665
Accounting and auditing fees	11,500	9,500
Consulting fees	18,699	18,255
Depreciation expense	1,404	1,971
Total expenses	664,297	560,109
Income before income taxes	13,411	73,563
Income tax expense	9,634	26,295
Net income	$ 3,777	$ 47,268

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Contributed Capital	Accumulated Deficit	Total
Balance, January 1, 2009	$ 690,000	$ (226,135)	$ 463,865
Net income	-	47,268	47,268
Balance, December 31, 2009	690,000	(178,867)	511,133
Net income	-	3,777	3,777
Balance, December 31, 2010	$ 690,000	$ (175,090)	$ 514,910

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Subordinated borrowings at January 1, 2009	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2009	-
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,777	$ 47,268
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	1,404	1,971
Changes in operating assets and liabilities:		
Commissions receivable	(11,178)	10,019
Prepaid expenses	5,929	(2,797)
Commissions payable	(43,331)	44,903
Accrued employed benefits	(22,626)	5,842
Due to affiliates	(6,144)	(41,290)
Net cash provided by (used in) operating activities	(72,169)	65,916
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	(9)	(31)
Purchase of furniture and equipment	-	(3,341)
Net cash used in investing activities	(9)	(3,372)
NET INCREASE (DECREASE) IN CASH	(72,178)	62,544
Cash, beginning of year	535,542	472,998
Cash, end of year	$ 463,364	$ 535,542

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Description of business

FNBB Capital Markets, LLC (the Company) is a Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer services to customers other than member banks of FNBB due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to the (First National Bankers' Bankshares, Inc. (the "Parent"), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by the NASD in November 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to carry customer accounts and to accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products.

Cash and cash equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Commissions

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Administrative service fees

Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company accounts for incomes tax under applicable guidance contained in the Accounting Standards Codification (ASC). Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 3. Pursuant to the applicable ASC, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates.

On January 1, 2009, the Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. In management's judgment, the Company does not have any tax positions that would result in a loss contingency considering the facts, circumstances, and information available at the reporting date. The federal tax years open for assessment include years ending after December 31, 2007.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

Receivables and credit policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products and general securities and receivables from others consist of receivables from registered representatives.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2010 and 2009, all commissions were considered collectible and no allowance was necessary.

Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform with the current year presentation.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA

NOTES TO FINANCIAL STATEMENTS

2. Furniture and equipment, net

Classification of furniture and equipment, net are summarized as follows:

	2010	2009
Furniture	$ 6,685	$ 6,685
Office equipment	2,841	2,841
Computer equipment	16,193	16,193
Computer software	2,522	2,522
	28,241	28,241
Less: accumulated depreciation	22,716	21,312
	$ 5,525	$ 6,929

3. Income taxes

Effective January 1, 2006, pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2010 and 2009, the income tax expense recorded of $9,634 and $26,295 respectively, is classified as current in the accompanying statement of net income. In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense during 2010 and 2009 totaling $10,326 and $67,585, respectively. Accordingly, the difference between the actual recorded income tax expense and the estimated tax payments received is included in amounts due to affiliates in the accompanying statements of financial condition. Amounts due to affiliates relating to income tax totaled $4,229 and $10,373 as of December 31, 2010 and 2009, respectively.

4. Related party transactions

The Company operates in facilities that are owned by the Parent. During 2010 and 2009, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $525,189 and $460,290, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were absorbed by the Company's Parent in 2010 and 2009. The Company has amounts due to the Parent at December 31, 2010 and 2009, of $62,904 and $135,005, respectively, relating to income taxes (see Note 3) and salaries and employee benefits expenses.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA

NOTES TO FINANCIAL STATEMENTS

5. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2010, the Company had net capital of $396,707, which was $346,707 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $62,904 at December 31, 2010. The Company's ratio of aggregate indebtedness to net capital ratio was 0.16 to 1 at December 31, 2010.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 23, 2011 and determined no subsequent events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

SUPPLEMENTAL SCHEDULES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the accompanying financial statements of FNBB Capital Markets, LLC as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2011

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

NET CAPITAL		
Total member's equity	$	514,910
Less nonallowable assets:		
Furniture and equipment, net		(5,525)
Prepaid expenses		(18,678)
Other deductions:		
Fidelity bond		(94,000)
NET CAPITAL	$	396,707
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	346,707
AGGREGATE INDEBTEDNESS	$	62,904
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.16 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

FNBB CAPITAL MARKETS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2010

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the Company), as of and for the year ended December 31, 2010 (on which we have issued our report thereon dated February 23, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2011

P&N

AGREED UPON PROCEDURES

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FNBB Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating FNBB Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FNBB's Capital Market, LLC's management is responsible for FNBB Capital Market, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, as there was no prior overpayment applied.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2011

P&N

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066553 FINRA DEC
FNBB CAPITAL MARKETS LLC 16*16
600 UNIVERSITY PARK PL STE 380
BIRMINGHAM AL 35209-8806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LAURA BOUDREAUX (225) 231-5011

2. A. General Assessment (item 2e from page 2)		$ 641.00
B. Less payment made with SIPC-6 filed (exclude interest) 08/11/2010 Date Paid		(173.00)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		468.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 468.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 468.00	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FNBB CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 17 day of FEBRUARY, 20 11.

VICE PRESIDENT, FINOPS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 677,708
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	405,535
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,062
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	7,697
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,833
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	421,127
2d. SIPC Net Operating Revenues	$ 256,581
2e. General Assessment @ .0025	$ 641

(to page 1, line 2.A.)

FNBB CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

February 23, 2011

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, AL

We have audited the financial statements of FNBB Capital Markets, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated November 29, 2010. Professional standards also require that we communicate to you the following information related to our audit.

Significant audit findings

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. The application of existing policies was not changed during the year ended December 31, 2010. We noted no transactions entered into by the Company during the year for which ultimately there was a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were accounts receivables and accrued employee benefits.

Difficulties encountered in performing the audit

We encountered no significant difficulties with management in performing and completing our audit.

Corrected and uncorrected misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

The following misstatement was identified:

1.) Purpose of proposed entry: to adjust accounts receivable related to PAC Life to actual.

Accounts receivable	$8,013	
CSG insurance commissions		$8,013

Disagreements with management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2010.

Management consultation with other independent accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all of the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other audit findings or issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to our retention as the Company's independent auditors. However, these discussions occurred during the normal course of our professional relationship, and our responses were not a condition of our retention.

This letter is intended solely for the use of the board of directors, management, and others of the Company and is not intended to be and should not be used by anyone other than these parties.

Very truly yours,

Postlethwaite & Netterville

FNBB CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2011

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611